OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

September 27, 2016

Via Electronic Transmission

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Below please find a response to your comments received by telephone on September 8, 2016 to Post-Effective Amendments Nos. 16, 87, and 46 to the Registration Statements on Form N-1A (the “Registration Statements”) for Oppenheimer Institutional Money Market Fund, Oppenheimer Money Market Fund and Oppenheimer Cash Reserves, respectively (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2016. For your convenience, we have included your comments in italics, followed by our responses. The captions used below correspond to the captions the Funds use in the Registration Statements and defined terms have the meanings defined therein.

PROSPECTUS (ALL FUNDS)

1.	Fees and Expenses
a.	Please provide completed fee tables and expense examples in a correspondence filing prior to the Funds’ 485B filings.

The fee tables and expense examples that will be included in the Funds’ upcoming 485B filings, which will be filed with the SEC on or about September 27, 2016, appear below:

For Oppenheimer Institutional Government Money Market Fund:

Fees and Expenses of the Fund. The table below describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund.

Shareholder Fees. The Fund does not charge any initial sales charge to buy shares or to reinvest dividends. There are no exchange fees or redemption fees and no contingent deferred sales charges.

Annual Fund Operating Expenses1

(expenses that you pay each year as a percentage of the value of your investment)

	Class E	Class L	Class P
Management Fees	0.10%	0.10%	0.10%

Distribution and/or Service (12b-1) Fees	None	None	0.25%

Other Expenses	0.00%	0.06%	0.05%

Total Annual Fund Operating Expenses	0.10%	0.16%	0.40%

Fee Waiver and/or Expense Reimbursement[2]	None	None	(0.25)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.10%	0.16%	0.15%

1.	Expenses have been restated to reflect current fees.
2.	The Fund’s Distributor has contractually agreed to waive the fees payable under the Service Plan for Class P shares so that those fees are limited to 0.05% of the average annual net assets for Class P shares of the Fund. This fee waiver may not be amended or withdrawn for one year from the date of this prospectus.

Example. The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a class of shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect. Although your actual costs may be higher or lower, based on these assumptions your expenses would be as follows:

	If shares are redeemed				If shares are not redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class E	$10	$32	$57	$128	$10	$32	$57	$128

Class L	$16	$52	$90	$205	$16	$52	$90	$205

Class P	$15	$103	$200	$482	$15	$103	$200	$482

For Oppenheimer Government Money Market Fund:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund. You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds in the Oppenheimer family of funds. More information about these and other discounts is available from your financial professional and in the section “About Your Account” beginning on page 10 of the prospectus and in the sections “How to Buy Shares” beginning on page 27 and “Appendix A” in the Fund’s Statement of Additional Information.

Shareholder Fees. The Fund does not charge any initial sales charge to buy shares or to reinvest dividends. There are no exchange fees or redemption fees and no contingent deferred sales charges (unless you buy Fund shares by exchanging Class A shares of other Oppenheimer funds that were purchased subject to a contingent deferred sales charge).

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Y
Management Fees	0.41%	0.41%

Distribution and/or Service (12b-1) Fees	None	None

Other Expenses	0.23%	0.23%

Total Annual Fund Operating Expenses	0.64%	0.64%

Example. The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a class of shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect. Although your actual costs may be higher or lower, based on these assumptions your expenses would be as follows:

	If shares are redeemed				If shares are not redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class A	$66	$206	$358	$801	$66	$206	$358	$801

Class Y	$66	$206	$358	$801	$66	$206	$358	$801

For Oppenheimer Government Cash Reserves:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund. You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds in the Oppenheimer family of funds. More information about these and other discounts is available from your financial professional and in the section “About Your Account” beginning on page 10 of the prospectus, and in the sections “How to Buy Shares” beginning on page 29 and “Appendix A” in the Fund’s Statement of Additional Information.

Shareholder Fees

(fees paid directly from your investment)

	Class A	Class B	Class C	Class R
Maximum Sales Charge (Load) on purchases (as % of offering price)	None	None	None	None

Maximum Deferred Sales Charge (Load) (as % of the lower of the original offering price or redemption proceeds)	None	5%	1%	None

Annual Fund Operating Expenses1

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class R
Management Fees	0.47%	0.47%	0.47%	0.47%

Distribution and/or Service (12b-1) Fees	0.20%	0.75%	0.75%	0.50%

Other Expenses	0.25%	0.25%	0.25%	0.25%

Total Annual Fund Operating Expenses	0.92%	1.47%	1.47%	1.22%

Fee Wavier and/or Expense Reimbursement[2]	(0.27)%	(0.82)%	(0.82)%	(0.57)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.65%	0.65%	0.65%	0.65%

1.	Expenses have been restated to reflect current fees.
2.	After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Management Fees” to an annual rate of 0.40% for each class of shares, as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board. The Fund’s Distributor has contractually agreed to waive the fees payable under the Distribution and/or Service Plans for each class of shares so that those fees are limited to 0.00% of the average annual net assets for each class of shares of the Fund. This fee waiver may not be amended or withdrawn for one year from the date of this prospectus.

Example. The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a class of shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect. Although your actual costs may be higher or lower, based on these assumptions your expenses would be as follows:

	If shares are redeemed				If shares are not redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class A	$67	$267	$485	$1,111	$67	$267	$485	$1,111

Class B	$567	$687	$930	$1,408	$67	$387	$730	$1,408

Class C	$167	$387	$730	$1,699	$67	$387	$730	$1,699

Class R	$67	$333	$619	$1,435	$67	$333	$619	$1,435

b.	Please include disclosure regarding the duration of the Funds’ fee waivers.

The disclosure will be incorporated into the footnote to the Funds’ fee tables and appears above in our response to comment 1a.

c.	Please confirm that any acquired fund fees are disclosure as required by Form N-1A.

The Fund confirms that acquired fund fees, if any, will be disclosed in accordance with Form N-1A.

2.	The Fund’s Past Performance

a.	In the narrative introduction to the Funds’ performance tables, please include the additional disclosure required by Question #68 of the 2014 Money Market Fund Reform Frequently Asked Questions.

The disclosure has been revised accordingly.

b.	Please update the performance information for the most recent year and quarter end.

The Funds will include updated performance information in their upcoming 485B filings.

3.	More About the Fund – About the Fund’s Investments

Consider including the Funds’ 80% investment policies in response to Item 9 of Form N-1A.

General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.” Each Fund’s 80% policy appears in the summary section of the prospectus after the heading “Principal Investment Strategies” and, consistent with General Instruction C.3(a), need not be repeated elsewhere in the prospectus.

4.	How the Fund is Managed

a.	Please confirm supplementally that recoupment of the Funds’ fee waivers related to maintenance of the Funds’ yield is limited to the lesser of the expense caps at the time of the waiver and also at the time of the recoupment.

Each of the Funds confirms that recoupment of their respective fee waivers related to maintenance of their yields is limited to the lesser of the expense caps at the time of the waiver and at the time of the recoupment.

b.	Please confirm that the reference to the date of the Board’s approval of the advisory arrangements is correct.

The Funds’ have confirmed that the references to the dates of the Boards’ approvals of the advisory arrangements are correct in each respective prospectus that will be filed with the Funds’ upcoming 485B filings.

PROSPECTUS (OPPENHEIMER MONEY MARKET FUND AND OPPENHEIMER CASH RESERVES)

5.	The prospectus for Oppenheimer Institutional Money Market Fund includes disclosure under the heading “Net Asset Value” indicating that the Fund intends to accrue all income daily. Should this disclosure be included in the prospectuses for Oppenheimer Cash Reserves and Oppenheimer Money Market Fund?

The disclosure has been included in the prospectuses for Oppenheimer Cash Reserves and Oppenheimer Money Market Fund.

STATEMENT OF ADDITIONAL INFORMATION (ALL FUNDS)

6.	Investment Restrictions

a.	Please note that for purposes of the Funds’ concentration policies, any industry determination made by the Funds must be reasonable.

The Funds have noted the comment.

b.	Please revise the Funds’ description of the SEC’s position that money market funds are not deemed to be concentrated if they invest in obligations of banks to specify that the Commission only intended to limit its position to obligations of “U.S. banks.” Additionally, please agree supplementally to proxy the Funds’ shareholders at the next meeting to adjust the Funds’ concentration policies.

The Funds’ have updated the disclosure to accurately reflect the SEC’s position accordingly. Additionally, each Fund agrees to propose a revision to its concentration policy in connection with the next scheduled shareholder meeting for that Fund.

7.	The Manager and the Sub-Adviser

a.	Please disclose the sub-advisory fee as discussed in the 2003 proposed multi-manager rule.

By its terms, Item 19(a)(3) of Form N-1A requires a Fund to disclose the method used to calculate the advisory fee payable by the Fund. Because the Funds pay only the advisory fee (with the sub-advisory fee paid by a Fund’s investment manager to the sub-advisor out of its own advisory fee), the Funds take the position, consistent with the clear terms of Form N-1A, that the method of calculating the sub-advisory fee is not required by Item 19(a)(3) of Form N-1A. Accordingly, the Funds respectfully decline to make changes in response to this comment.

Notwithstanding the foregoing, please note that the section titled “The Sub-Advisory Agreement” in each Fund’s SAI provides that “Under the sub-advisory agreement, the Manager pays the Sub-Adviser a percentage of the net investment advisory fee (after all applicable waivers) that it receives from the Fund as compensation for the provision of investment advisory services. The fee paid to the Sub-Adviser under the sub-advisory agreement is paid by the Manager, not by the Fund.”

b.	Please fix the inaccurate reference to “Exhibit B”.

The reference has been corrected.

The Funds hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

212-323-4091

egizzi@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Associate Counsel

cc: Cynthia Lo Bessette, Esq.

Michael Sternhell, Esq.

Ed Gizzi, Esq.

Taylor Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP

Ropes & Gray LLP